CORRESP

November 3, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:   Terence O’Brien, Branch Chief, Office of Manufacturing and Construction

Re:

   Trans-Lux Corporation

 Form 10-K for Fiscal Year Ended December 31, 2016

 Filed March 24, 2017

 File No. 1-02257

Ladies and Gentlemen:

On behalf of Trans-Lux Corporation (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 30, 2017, numbered in response to your numbered comments.

Form 10-K for Fiscal Year Ended Year Ended December 31, 2016

Exhibits

Exhibit 31

1. We note your officer’s certification indicates paragraph 3 is not applicable to you, which does not appear in compliance with Item 601(b)(31) of Regulation S-K.  Please provide the correctly worded certification in an amendment to your filing.  This issue also applies to the amendment to your annual report for the fiscal period ended December 31, 2016, filed on May 1, 2017, and to your interim report for the fiscal quarter ended June 30, 2017.

Response to No. 1:

We will amend our filings as of December 31, 2016, March 31, 2017 and June 30, 2017 to include the corrected language in Item 3 of Exhibit 31.

The Company hereby acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or the Company’s Proxy Statement, please contact the undersigned at 212-897-9955 or the Company’s outside counsel, Kenneth Schlesinger, at 212-451-2252.

Very Truly Yours,

/s/ Todd Dupee

Todd Dupee

Vice President and Controller

Trans-Lux Corporation

cc:  J.M. Allain, President and CEO, Trans-Lux Corporation

      Kenneth Schlesinger, Olshan Frome & Wolosky LLP

Trans-Lux Corporation      445 Park Avenue, Suite 2001     New York, NY  10022

www.trans-lux.com